FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          APRIL 2005

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       [_]              No        [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

Document 1                 News Release dated April 25, 2005
Document 2                 News Release dated April 27, 2005
Document 3                 News Release dated April 28, 2005
Document 4                 Material Change Report dated April 28, 2005

                                                                      DOCUMENT 1

                           MAGNUM PROPERTY ACQUISITION

VANCOUVER, BRITISH COLUMBIA, APRIL 25, 2005 - AMADOR GOLD CORP (TSX-V:AGX) ("Amador") is pleased to announce that it has entered into an Assignment Agreement with Vault Minerals Inc. to acquire a 100% interest in the Magnum Property. Under terms of the agreement, Amador is to pay $50,000 over 30 days and issue 300,000 shares. The underlying agreement requires Amador to spend $25,000 in exploration expenditures by June 12, 2005 and an additional $225,000 by October 25, 2007. A 2% royalty is payable on the property, half of which can be purchased for $1,000,000.

The Magnum Property consists of two separate claim blocks in Urban Township, Quebec and totals 721 hectares. The Property is adjacent to the south and west of Noront Resources Inc.'s significant new gold discovery at Windfall Lake. The Magnum Property is also contiguous with Murgor Resources Inc.'s Windfall Property (50% Murgor and 50% Freewest Resources Canada Inc.) on which they also recently announced a new gold discovery.

The Urban- Barry Belt, in additional to the above recent discoveries, hosts a number of gold and base metal deposits and occurrences and is the current exploration focus for numerous other junior explorers. The Belt is rich in mineralization and Amador will explore the property for gold and base metals.

AMADOR GOLD CORP.

/S/ LYNN W. EVOY
------------------------------------
Lynn W. Evoy,
Chief Executive Officer and Director

  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 2


                 AMADOR ACQUIRES THREE ONTARIO SILVER PROPERTIES

VANCOUVER, BRITISH COLUMBIA, APRIL 27, 2005 - AMADOR GOLD CORP (TSX-V:AGX) ("Amador") is pleased to announce that it has optioned a 100% interest in 3 properties in Northern Ontario. Consideration for two of the properties will be $30,000, 150,000 shares and $60,000 in exploration expenses over four years with a 2% net smelter return royalty with a buy back of 1% for $1,000,000. Consideration for the Silver Strike Property will be $50,000, 150,000 shares and $80,000 in exploration expenses over four years with a 2% net smelter return royalty with a buy back of 1% for $1,000,000. Below is a description of each of the properties:

KELL MINE PROPERTY comprises 112 hectares and is located in the southwestern corner of Corkill Township. The area hosts a multiple of known deposits with significant mineralization. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The Kell Mine Property exhibits potential for future mineral discoveries of copper, silver, nickel and cobalt.

SILVER STRIKE PROPERTY comprises 256 hectares and is located in the northwestern corner of James Township. The Property is made up of a number of old workings with four shafts being found dating back to the early 20th Century. Recent work has consisted of limited prospecting with interesting copper, silver, nickel and cobalt mineralization being found.

THOMPSON PROPERTY comprises 416 hectares and is located in the northeastern corner of Donovan and southern part of Charters Townships. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The last work conducted on the Property consisted of geophysical surveys in 1960 which identified targets with recommendations for drilling. No drilling was done.

The Properties are easily accessed by vehicle. Historical occurrences and newly discovered mineralized zones will be tested with modern exploration techniques to prioritize targets for drilling and/or trenching.

AMADOR GOLD CORP.

/S/ LYNN W. EVOY
------------------------------------
Lynn W. Evoy,
Chief Executive Officer and Director

  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 3

                      AMADOR ACQUIRES SILVERCLAIM PROPERTY

VANCOUVER, BRITISH COLUMBIA, APRIL 28, 2005 - AMADOR GOLD CORP (TSX-V:AGX) ("Amador") is pleased to announce that it has optioned a 100% interest in the SILVERCLAIM PROPERTY in Northern Ontario. Consideration for the Property will be $150,000, 200,000 shares and $200,000 in exploration expenses over four years with a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

The Silverclaim Property comprises 256 hectares in the Mickle Township. The Property has been extensively worked and is a system of parallel veins with high grade mineralization. In 1980, ENR Partnership and Silver Lake Resources Inc. completed 7,338 feet of surface diamond drilling and in 1982, 18,230 feet of diamond drilling was completed by Silver Lake Resources Inc.

In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling. A bulk sample weighing 7.5 tons was taken from the floor of the ramp for 15 feet and 6 feet wide and assayed 11.277 ounces silver per ton. Also in 1983 a bulk sample weighing 10.3 tons was taken from a 20 foot length and 4 foot width of the vein and assayed 14.390 ounces silver per ton. 110 feet west of the decline a 30 foot drift was driven north on a vein. A bulk sample weighing 624 pounds from a 3 foot wide and 4 foot high section assayed 18.075 ounces per ton. This vein was projected north for more than 500 feet. In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins.

Limited work has been carried out since 1984, partly due to the Temagami Land Caution and partly due to a consolidation of the land position in the area. The Silverclaim Property covers the majority of the known silver showings in the area and recent prospecting has identified a number of other untested parallel veins. Compilation of historical data followed by ground work will be undertaken prior to trenching, drilling and/or additional bulk sampling to further delineate and expand existing silver resources on the Property.

AMADOR GOLD CORP.

/S/ LYNN W. EVOY
------------------------------------
Lynn W. Evoy,
Chief Executive Officer and Director

  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 4


                                 BC FORM 53-901F

                                 SECURITIES ACT

        MATERIAL CHANGE REPORT UNDER SECTION 85(l) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Every report required to be filed under section 85(l) of the SECURITIES ACT (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure".

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF T14E COMMISSION MARKED "CONFIDENTIAL".

1.       REPORTING ISSUER

         AMADOR GOLD CORP.
         c/o 16493 - 26th Avenue
         Surrey, British Columbia
         V3S 9W9

2.       DATE OF THE MATERIAL CHANGE

         April 25, 2005, April 27, 2005 and April 28, 2005

3.       PRESS RELEASE

         Press releases faxed to the TSX Venture Exchange and disseminated through Canada NewsWire, Vancouver Stockwatch and Market News. Press releases also filed through SEDAR with the TSX Venture Exchange, the British Columbia Securities Commission and the Alberta Securities Commission.

4.       SUMMARY OF MATERIAL CHANGE

         APRIL 25, 2005
         --------------

         The Issuer announced the acquisition of the Magnum Property, Urban Township, Quebec.

         APRIL 27, 2005
         --------------

         The Issuer announced the acquisition of the following properties:

         o        Kell Mine Property, Corkill Township, Ontario

         o        Silver Strike Property, James Township, Ontario

         o        Thompson Property, Charters Township, Ontario

         APRIL 28, 2005
         --------------

         The Issuer announced the acquisition of the Silverclaim Property, Mickle Township, Ontario

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         APRIL 25, 2005
         --------------

                              "MAGNUM PROPERTY ACQUISITION

         VANCOUVER, BRITISH COLUMBIA, APRIL 25, 2005 - AMADOR GOLD CORP (TSX-V:AGX) ("Amador") is pleased to announce that it has entered into an Assignment Agreement with Vault Minerals Inc. to acquire a 100% interest in the Magnum Property. Under terms of the agreement, Amador is to pay $50,000 over 30 days and issue 300,000 shares. The underlying agreement requires Amador to spend $25,000 in exploration expenditures by June 12, 2005 and an additional $225,000 by October 25, 2007. A 2% royalty is payable on the property, half of which can be purchased for $1,000,000.

         The Magnum Property consists of two separate claim blocks in Urban Township, Quebec and totals 721 hectares. The Property is adjacent to the south and west of Noront Resources Inc.'s significant new gold discovery at Windfall Lake. The Magnum Property is also contiguous with Murgor Resources Inc.'s Windfall Property (50% Murgor and 50% Freewest Resources Canada Inc.) on which they also recently announced a new gold discovery.

         The Urban- Barry Belt, in additional to the above recent discoveries, hosts a number of gold and base metal deposits and occurrences and is the current exploration focus for numerous other junior explorers. The Belt is rich in mineralization and Amador will explore the property for gold and base metals."

         APRIL 27, 2005
         --------------

                    "AMADOR ACQUIRES THREE ONTARIO SILVER PROPERTIES

         VANCOUVER, BRITISH COLUMBIA, APRIL 27, 2005 - AMADOR GOLD CORP (TSX-V:AGX) ("Amador") is pleased to announce that it has optioned a 100% interest in 3 properties in Northern Ontario. Consideration for two of the properties will be $30,000, 150,000 shares and $60,000 in exploration expenses over four years with a 2% net smelter return royalty with a buy back of 1% for $1,000,000. Consideration for the Silver Strike Property will be $50,000, 150,000 shares and $80,000 in exploration expenses over four years with a 2% net smelter return royalty with a buy back of 1% for $1,000,000. Below is a description of each of the properties:

         KELL MINE PROPERTY comprises 112 hectares and is located in the southwestern corner of Corkill Towhship. The area hosts a multiple of known deposits with significant mineralization. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The Kell Mine Property exhibits potential for future mineral discoveries of copper, silver, nickel and cobalt.

         SILVER STRIKE PROPERTY comprises 256 hectares and is located in the northwestern corner of James Towhship. The Property is made up of a number of old workings with four shafts being found dating back to the early 20th Century. Recent work has consisted of limited prospecting with interesting copper, silver, nickel and cobalt mineralization being found.

         THOMPSON PROPERTY comprises 416 hectares and is located in the northeastern corner of Donovan and southern part of Charters Townships. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The last work conducted on the Property consisted of geophysical surveys in 1960 which identified targets with recommendations for drilling. No drilling was done.

         The Properties are easily accessed by vehicle. Historical occurrences and newly discovered mineralized zones will be tested with modern exploration techniques to prioritize targets for drilling and/or trenching."

         APRIL 28, 2005
         --------------

                          "AMADOR ACQUIRES SILVERCLAIM PROPERTY

         VANCOUVER, BRITISH COLUMBIA, APRIL 28, 2005 - AMADOR GOLD CORP (TSX-V:AGX) ("Amador") is pleased to announce that it has optioned a
         100% interest in the SILVERCLAIM PROPERTY in Northern Ontario. Consideration for the Property will be $150,000, 200,000 shares and $200,000 in exploration expenses over four years with a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

         The Silverclaim Property comprises 256 hectares in the Mickle Township. The Property has been extensively worked and is a system of parallel veins with high grade mineralization. In 1980, ENR Partnership and Silver Lake Resources Inc. completed 7,338 feet of surface diamond drilling and in 1982, 18,230 feet of diamond drilling was completed by Silver Lake Resources Inc.

         In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling. A bulk sample weighing 7.5 tons was taken from the floor of the ramp for 15 feet and 6 feet wide and assayed 11.277 ounces silver per ton. Also in 1983 a bulk sample weighing 10.3 tons was taken from a 20 foot length and 4 foot width of the vein and assayed 14.390 ounces silver per ton. 110 feet west of the decline a 30 foot drift was driven north on a vein. A bulk sample weighing 624 pounds from a 3 foot wide and 4 foot high section assayed 18.075 ounces per ton. This vein was projected north for more than 500 feet. In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins.

         Limited work has been carried out since 1984, partly due to the Temagami Land Caution and partly due to a consolidation of the land position in the area. The Silverclaim Property covers the majority of the known silver showings in the area and recent prospecting has identified a number of other untested parallel veins. Compilation of historical data followed by ground work will be undertaken prior to trenching, drilling and/or additional bulk sampling to further delineate and expand existing silver resources on the Property."

6.       RELIANCE ON SECTION 85(2) OF THE ACT

         Not Applicable

7.       OMITTED INFORMATION

         No information has been omitted from this form.

8.       SENIOR OFFICERS

         The following senior officers of the Issuer may be contacted about the material change:

         Rupert L. Bullock         President                     (604) 536-5357
         Beverly J. Bullock        Corporate Secretary           (604) 536-5357

         STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Surrey, British Columbia this 28th day of April, 2005.

                                              /s/ Beverly J. Bullock
                                              ------------------------------
                                                  Beverly J. Bullock

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       AMADOR GOLD CORP.
                                       (Registrant)


Date:    April 29, 2005                BY:  /S/ BEVERLY J. BULLOCK
                                       ---------------------------------------
                                       Beverly J. Bullock, Corporate Secretary